SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 5610001 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd. (the Company)

EXPLANATORY NOTE

On June 9, 2021, the Company published a Notice of Motion for the Approval of a Distribution Pursuant to Section 303(a) of the Israeli Companies Law, 5759-1999.

Pursuant to the Motion, the District Court in Tel Aviv, Israel (the “Court”) is being requested to approve a cash distribution of up to US$40 million to the Company’s shareholders during the period commencing on the date of: (a) receipt of the Court’s approval of the Motion; and (b) following the sale of the Integrated Solutions Division/Projects segment of the Company, and ending six (6) months from the approval of the Motion by the Court.

The following exhibit is attached:

99.1	Notice of Motion for the Approval of a Distribution Pursuant to Section 303(a) of the Israeli Companies Law, 5759-1999 published in Israeli and U.S. newspapers on June 9, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/ Doron Kerbel
Doron Kerbel
V.P. General Counsel & Company Secretary

Date:  June 9, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice of Motion for the Approval of a Distribution Pursuant to Section 303(a) of the Israeli Companies Law, 5759-1999 published in Israeli and U.S. newspapers on June 9, 2021.